EXHIBIT 1



                           MINUTES OF A MEETING OF THE
                              BOARD OF DIRECTORS OF
                          PAN ASIA COMMUNICATIONS CORP.

The following resolutions were passed by the Board of Directors of Pan Asia Communications Corp. (the "Corporation") having been consented to and adopted in writing by all the Directors of the Company as at March 17, 2003.

WHEREAS thirteen (13) Shareholders of the Corporation representing 57.56% of the voting power have issued their approval, in lieu of a special meeting of the Shareholders of the Corporation on March 17th 2003, and the Directors of the Corporation hereby adopt the Shareholders' following resolutions.

WE RESOLVED to change the Corporation's name from Pan Asia Communications Corp. to Hubei Pharmaceutical Group, Ltd. and;

FURTHER RESOLVED to authorize the rollback of the issued and outstanding shares of the Corporation to a maximum of 10:1, in the future, if deemed to be in the best interest of the Corporation. Following the rollback, the Corporation's authorized capital will be increased back to ONE HUNDRED MILLION (100,000,000) shares, and;

FURTHER RESOLVED that the Corporation proceed to acquire Red Dot Capital Inc.'s 57.1% joint venture interest in Hubei Pharmaceutical Co. Ltd. ("Hubei"), a private Chinese company to be involved in the research, development, production and sale of certain pharmaceutical products that Hubei Zenith Airbeck Pharmaceutical Co. Ltd. ("Airbeck") will contribute to Hubei.

The acquisition price will reflect the issuance of company common stock under the terms of Rule 144 in the amount of 22,000,000 post-consolidated shares for the acquisition; 3,000,000 of which will be issued on closing and 19,000,000 at the time the Airbeck assets are vended into the joint venture. 2,000,000 common shares will be issued under Rule 144 for finder's fees and;

FURTHER RESOLVED that the issuance of the Corporation's common stock will be subject to the contractual provisions outlined in the Asset Sale Agreement (the "Agreement") between Red Dot Capital Inc. and the Corporation and that the Corporation has the authority to cancel the share certificates in the event of contingencies. The certificate, subject to contractual provisions, shall bear an additional legend denoting the certificate is subject to certain contractual provisions or cancellation. The additional legend should reflect that the shares are subject to cancellation based on the terms and conditions of the Agreement and will be cancelled unless the terms and conditions of a joint venture agreement dated December 23, 2002 between Hubei Zenith Airbeck Pharmaceutical Co, Ltd. and Red Dot Capital Inc. are fulfilled and the assets of the pharmaceutical dosage division which has been operated by Hubei Zenith Airbeck Pharmaceutical Co. Ltd. (formerly Hubei Pharmaceutical Factory) have been completely vended into Hubei Pharmaceutical Co. Ltd. (the joint venture company), and;


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FURTHER RESOLVED that the President of the Corporation be given the authority to take the necessary actions to put the abovementioned resolutions into effect.

Effective this 17th day of March, 2003.



/s/ Mark Glusing                             /s/ Cecil Morris
-----------------------------------          ---------------------------------
Mark Glusing, Director                       Cecil Morris, Director




Accepted for filing in the Corporation's
records this 17th day of March, 2003.
                                             /s/ Mark Glusing
                                             ---------------------------------
                                             Mark Glusing, President


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